[GRAPHIC OMITTED][GRAPHIC OMITTED]



                    EARNINGS ENHANCEMENT DEATH BENEFIT RIDER

General

This Rider is made part of the Contract to which it is attached and is subject to all of the applicable provisions in the Contract. It provides an additional benefit, the "Earnings Enhancement Death Benefit" in the event of the death of the Covered Person prior to the Income Date. The Covered Person is the person whose death causes the death benefit to be paid.

Definitions

         Benefit Rate: The Benefit Rate is the percentage used to determine the Earnings Enhancement Death Benefit payable under this Rider. The Benefit Rate is shown in the Contract Schedule.

         Net Purchase Amount: On the Contract Date, the Net Purchase Amount is equal to the Initial Purchase Payment. Thereafter, the Net Purchase Amount is increased by any additional purchase payments. At the time of a withdrawal, it is reduced in proportion to the reduction in Account Value that results from the withdrawal.

Earnings Enhancement Death Benefit

If this Rider is in force and the Covered Person dies before the Income Date, we will pay the Earnings Enhancement Death Benefit described below according to the Contract's terms and conditions, including the "Proof of Death" provision. The amount of the benefit is determined on the Valuation Date we receive proof of death. This amount is equal to the Benefit Rate multiplied by the excess, if any, of the Account Value over the Net Purchase Amount, up to the Maximum Benefit Amount shown in the Contract Schedule.

Payment of Earnings Enhancement Death Benefit

The Earnings Enhancement Death Benefit will be paid to the person or persons entitled to receive the death benefit according to the Contract upon receipt of written proof of death.

Charge for this Rider

The charge for this Rider is calculated as a percentage of the Account Value on the date of deduction. On the Contract Date, and on each corresponding monthly date thereafter (or the next following Valuation Date if that day is not a Valuation Date), the charge is deducted in proportion to the Sub-Accounts in which you are invested. The maximum charge for this Rider is shown in the Contract Schedule.

Effective Date

The effective date of this Rider is the Contract Date of the Contract to which it is attached.

Contract Continuation Option

If the Contract is being continued by the deceased Owner's spouse pursuant to the Contract Continuation Option, he or she may also elect to continue this Rider by notifying our Customer Service Center within 30 days of the Valuation Date we receive proof of the Owner's death. If elected by the new Owner, this Rider shall continue according to its terms and conditions, subject to our then existing rules on eligibility and the following conditions:

1. For purposes of determining the "Net Purchase Amount" upon continuation it is initially set equal to the Account Value on the Valuation Date that the new Owner elects to continue this Rider.

2. For the purposes of the "Effective Date" provision in this Rider, the effective date will be the Valuation Date that the new Owner elects to continue this Rider.

3. The Benefit Rate and the charge for this Rider will be those which are then in effect for the new Owner's attained age.

Termination

This Rider will terminate on the date of the first to occur of the following events:

1. The Contract is surrendered or the entire Account Value is applied under an income plan; and

2. The date of death of the Covered Person if (a) there is no spouse eligible to continue the Contract Continuation Option, or (b) an eligible spouse chooses not to continue the Contract under that Option.

You cannot otherwise terminate this Rider.

Terms

All of the terms used in this Rider have the same meanings as in the Contract unless otherwise clearly indicated in this Rider.


                                    [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                            President & CEO

DVA-EEDB-2001